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                             February 5, 2024

       Steven Feng
       Chief Financial Officer
       NIO Inc.
       Building 20, 56 Antuo Road
       Jiading District, Shanghai 201804
       People   s Republic of China

                                                        Re: NIO Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
January 18, 2024
                                                            File No. 001-38638

       Dear Steven Feng:

              We have reviewed your January 18, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

   1. We note your proposed revision in response to comment 1. Please further revise to clarify whether or not Xiaobei
Chen is an official of the CCP as required by Item 16I(b)(4) of the
                                                        Form 20-F.
 Steven Feng
FirstName
NIO Inc. LastNameSteven Feng
Comapany5,NameNIO
February   2024    Inc.
February
Page 2 5, 2024 Page 2
FirstName LastName
       Please contact Christopher Dunham at 202-551-3783 or Andrew Mew at 202-551-3377
with any other questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Disclosure Review Program
cc:      Yuting Wu, Esq.